Exhibit 4.6
Global Share Purchase Plan
Plan Rules
Effective November 1, 2010

1.	Purpose

The Global Share Purchase Plan enables eligible employees to acquire Shares in DB which give them a continuing stake in DB. The Plan is intended to support retention and reward employee commitment to DB.

2.	Definitions

For the purposes of the Plan, the following terms shall have the meanings indicated:

“Agreed Termination” means termination of a Participant’s employment with DB following the resolution of an employment-related dispute, resolved by the execution of a settlement, separation or compromise agreement containing, among other things, a full release of claims against DB by the Participant.

“Award” means Purchased Shares and/or a Matching Award.

“Award Date” means the date which the Committee sets in respect of the grant of a Matching Award.

“Cause” means in respect of the termination of the Participant’s employment by DB: (i) any act or series of acts or omissions that, when taken together or alone, constitute a material breach of the terms and conditions of employment; (ii) the conviction of the Participant by a competent court of law of any crime (other than minor motoring offences or offences of a similar nature that do not materially affect the business or reputation of DB); (iii) unlawful, unethical or illegal conduct, or any misconduct by the Participant in connection with the performance of his duties as an employee of DB or otherwise in accordance with the terms of the DB employee handbook or other local contractual documentation; (iv) knowingly failing or refusing to carry out specific lawful instructions from DB relating to material matters or duties within the scope of the Participant’s responsibilities for DB; (v) committing any act involving dishonesty, fraud, misrepresentation, or breach of trust; or (vi) the issue of any order or enforcement action against the Participant or against DB by any regulatory body with authority over the conduct of business by DB that materially impairs a) the financial condition or business reputation of DB or b) the Participant’s ability to perform his assigned duties.

“Change of Control” means a change in the control of DB which shall occur if, by one or a series of transactions or events, a third party or a group of third parties acting together (directly or indirectly) acquires more than 50 per cent of the issued share capital of DB and/or becomes entitled to exercise more than 50 per cent of voting rights attributable to the issued share capital of DB. The Committee will determine, at its sole discretion, whether or not a Change of Control has occurred in accordance with this definition.

“Committee” means the Global Compensation Review Committee of DB in normal circumstances but may alternatively be the Management Board of Deutsche Bank AG (the Vorstand or Management Board) or any committee or other entity or persons designated by the Management Board to act as the decisional body under this Plan. To the extent that matters are determined in relation to the operation of the Plan for members of the Management Board, the Committee means the board which oversees and advises the Management Board in its management of the business (the Supervisory Board) or a duly authorised committee of the same.

“Contribution Amount” means the money deducted from a Participant’s Salary after applicable tax and social security withholding, during the Plan Year or otherwise paid by the Participant during the Plan Year to the Plan Administrator to acquire Purchased Shares.

“DB” or “DB Group” means Deutsche Bank AG or, as the context requires: (i) any division or business unit of Deutsche Bank AG; (ii) any company in which Deutsche Bank AG has a direct or indirect equity interest which represents more than 50 per cent of the aggregate equity interest in that company; and/or (iii) any successor corporation or other company into which Deutsche Bank AG is merged or consolidated or to which Deutsche Bank AG transfers or sells all or substantially all of its assets.

“DB Participating Entity” means any company in the DB Group which, at the time of invitation, employs any employee invited to participate in the Plan under Rule 4.1.

“Delivery” means DB Shares forming all or part of an Award being held by the Participant or, if earlier, being transferred into the Participant’s custody account. “Delivery Date” and “Delivered” shall be construed accordingly.

“Matching Award” means a conditional right to Shares granted under Rule 4.2.

“Participant” means a person on behalf of whom Purchased Shares are held or who holds a Matching Award or, in the case of his death, his duly appointed representative.

“Plan” means this all employee share plan called the “Global Share Purchase Plan”, governed by these Rules as changed from time to time.

“Plan Administrator” means the entity appointed by the Committee from time to time to administer the Plan in accordance with Rule 3.2.

“Plan Year” means one year from the effective date of the Plan during which employees are invited to participate under Rule 4.1.

“Purchased Shares” means Shares acquired on behalf of a Participant in accordance with Rule 4.1, using (i) the Contribution Amount he has contributed; and (ii) any cash dividends payable during the Plan Year in respect of those Shares.

“Retirement” means a termination of a Participant’s employment, other than a termination for Cause, at pensionable age in accordance with a Participant’s pension plan of which he is a member and as approved by the Committee.

“Rules” means this document (including any annexes to this document which have been approved by the Committee) as amended from time to time.

“Salary” means the annual base salary which has been notified to the employee.

“Share” means an ordinary registered share in Deutsche Bank AG with no par value.

“Total Disability” means the Participant being prevented by accidental bodily injury or illness from performing the majority of his assigned duties as determined in accordance with DB policy and certified by the Committee, at its sole discretion.

“Vesting Date” means the earlier of: (i) the date determined by the Committee on which, subject to the terms of these Rules, a Participant becomes unconditionally entitled to the Shares comprised in his Matching Award, as determined in accordance with Rule 4.1.1(vi); and (ii) the date on which the Matching Award vests in accordance with Rules 5 or 6.

3.	Administration

3.1	The Committee: The Committee has the power to interpret and enforce the provisions of the Plan and to adopt any regulations for administering the Plan as it decides necessary. All decisions made by the Committee are final, conclusive and binding on all persons, including a Participant and DB.

3.2	The Plan Administrator: The Plan Administrator shall be responsible for the general operation and administration of the Plan in accordance with these Rules and any regulations of the Committee.

4.	Awards

4.1	Purchased Shares: The Committee may invite, at any time, employees of the DB Group to participate in the Plan.

4.1.1	The Committee shall determine the following for each invitation:
(i)	any eligibility requirements in order to participate in the Plan, including the terms of any qualifying period of service;

(ii)	any maximum and/or minimum amount of Contribution Amount which the employee may contribute in any month or Plan Year;

(iii)	whether the Contribution Amount may be contributed via Salary deduction and/or other form of payment by the Participant (including one off lump sum contributions) and details of how the contributions will be made, including, for Salary deductions, whether these will be on a monthly or four-weekly basis and, in respect of contributions otherwise than by Salary deduction, the timing of payments and any information the Participant is required to supply;

(iv)	the date during the Plan Year on which a Participant may elect to cease making contributions of Contribution Amount for that Plan Year without prejudicing their right to receive a Matching Award in respect of Purchased Shares already acquired, in accordance with Rule 4.1.6;

(v)	the number of Shares in a Matching Award which may be granted to the Participant on the Award Date, by reference to the number of Purchased Shares held on that date, subject to any maximum limits;

(vi)	the Vesting Date for Matching Awards; and

(vii)	any other terms or features of the Award which the Committee deems relevant.
4.1.2	Any amount contributed in excess of (a) the maximum allowed under Rule 4.1.1(ii) or (b) any amount the Participant agrees to contribute as Contribution Amount, shall be paid over to the Participant as soon as possible.

4.1.3	Any cash dividends payable during the Plan Year in relation to Purchased Shares will be used to acquire further Purchased Shares.

4.1.4	The Plan Administrator shall acquire Shares on behalf of the Participant as soon as practicable after the Contribution Amount is deducted from the Participant’s salary or otherwise paid by the Participant or as soon as practicable after the cash dividend has been paid. Any surplus amount of Contribution Amount or cash dividend remaining after the acquisition of Shares by the Plan Administrator shall be carried forward and aggregated with the amount to be used for the next acquisition of Shares or, if any such surplus amount remains after the last acquisition of Shares relating to a Plan Year, it shall be paid over to the Participant as soon as possible unless DB and the Participant agree otherwise. The Participant shall not be entitled to interest on any such surplus amount.

4.1.5	Any Purchased Shares shall be held on a Participant’s behalf in an account established by the Plan Administrator for a Participant, which may be an account held with an entity outside DB, until they are withdrawn from the Plan. Subject to Rules 5 and 6, a Participant may withdraw all the Purchased Shares held on his behalf at any time by notice in writing to DB and the Purchased Shares will be transferred or sold in accordance with Rule 7.2. Unless a later date is specified in the notice, such notice shall take effect 30 days after DB receives it.

4.1.6	Without prejudice to Rule 4.1.7, a Participant may stop contributions of Contribution Amount with effect from the date determined under Rule 4.1.1(iv) by giving at least 30 days’ notice in writing to DB. The Participant may not re-start contributions of Contribution Amount in the same Plan Year except on life change events in accordance with Rule 4.1.7. The Participant shall continue to be entitled to receive a Matching Award in respect of the Purchased Shares he continues to hold in respect of that Plan Year, provided he satisfies all other relevant requirements of the Plan on the Award Date.

4.1.7	A Participant may, on a one off basis, either stop making contributions or re-start contributions or change the Contribution Amount if he gives notice in writing to the Plan Administrator, together with supporting evidence, that he has experienced a life change event during the relevant Plan Year, including but not limited to the following events:
(i) parental status change;

(ii) marital and civil partnership status change;

(iii) relocation of the Participant’s home or office;

(iv) changes to the Participant’s working hours; or

(v) any other event, that has had a significant and detrimental effect on the Participant’s financial position, to be determined by the Committee in its sole discretion.

Where a Participant gives notice, including supporting evidence, in accordance with this Rule 4.1.7 and in a form satisfactory to the Plan Administrator that he has experienced such a life change event during the Plan Year, such notice shall take effect within 30 days after the Plan Administrator receives it. If the Participant is re-starting contributions or changing the Contribution Amount, he must specify the amount of the contributions in the notice, in accordance with any maximum and/or minimum amount allowed under Rule 4.1.1(ii).
4.1.8	Any Purchased Shares shall not be subject to any provision under which they may be forfeited.

4.1.9	A Participant shall be entitled to receive dividends, subject to Rule 4.1.3, and vote and have all other rights of a shareholder in respect of any Shares held on his behalf as Purchased Shares.

4.2	Matching Awards: On the Award Date for each relevant Plan Year, the Committee may grant a Matching Award to a Participant based on the number of Purchased Shares acquired in that Plan Year, in accordance with Rule 4.1.1.

4.2.1	In making a Matching Award the Committee will notify to the Participant the number of Shares subject to the Matching Award and the Vesting Date, in accordance with Rule 4.1.1.

4.2.2	A Participant may surrender a Matching Award in whole or in part by notice in writing to the Plan Administrator no later than 60 days after the Award Date. A Matching Award, or part of a Matching Award, which has been validly surrendered will be deemed never to have been made under the Plan.

4.2.3	A Participant may not: (i) sell, pledge, transfer or assign a Matching Award or any rights in respect of a Matching Award to any person; or (ii) enter into any transactions having the economic effect of hedging a Matching Award or otherwise offsetting the risk of price movements with respect to the Matching Award. This Rule 4.2.3 does not apply to the transmission of a Matching Award on the death of a Participant to his duly appointed representative. If a Participant breaches this Rule 4.2.3 he will forfeit his Matching Award.

4.2.4	A Participant has no entitlement whatsoever to any Shares in respect of a Matching Award until the Matching Award is settled in accordance with Rule 7.1. For the avoidance of doubt a Participant is not entitled to any dividends, voting rights or any other rights of a shareholder in respect of the Shares subject to a Matching Award until the Shares are transferred to a Participant’s account in accordance with Rule 7.1. Neither a Matching Award nor any Shares delivered in settlement of a Matching Award give a Participant the right to subscribe for unissued Shares.

5.	Leaving employment

If a Participant ceases to be employed by any DB Participating Entity prior to the Vesting Date specified under Rule 4.1.1(vi), he will forfeit a Matching Award without any claim for compensation, unless either (a) he continues to be employed by a company in the DB Group (i.e. a non DB Participating Entity) or (b) he ceases employment for one of the following reasons:
(i)	termination by DB without Cause;

(ii)	redundancy;

(iii)	Agreed Termination;

(iv)	the sale or transfer outside of the DB Group of the DB business or division in which the Participant worked on the Award Date;

(v)	Retirement; or

(vi)	death or Total Disability of the Participant.
Where a Participant ceases to be employed by any DB Participating Entity but continues to be employed by a company in the DB Group or ceases employment for one of the reasons specified above, to be determined by the Committee in its sole discretion, the Matching Award shall vest on the cessation of employment and be distributed in accordance with Rule 7.1.

Where a Participant ceases to be employed by any DB Participating Entity for any reason, even if he continues to be employed by a company in the DB Group, any Purchased Shares held on the Participant’s behalf shall be withdrawn from the Plan and transferred or sold in accordance with Rule 7.2 within 90 days of cessation of employment. With effect from the date of cessation of employment, no further contributions of Contribution Amount will be made and any cash dividends payable in relation to Purchased Shares will not be used to acquire further Purchased Shares. For the avoidance of doubt, no Matching Award will be granted by reference to any Purchased Shares withdrawn before the Award Date.

A Participant shall automatically forfeit, without any claim for compensation by the Participant, Matching Awards that have not been Delivered, if at any time prior to Delivery the Participant’s employment with DB is terminated for Cause.

6.	Change of Control

On or before a Change of Control, the Committee shall have the discretion to determine whether none, some or all of the outstanding Matching Awards will vest as a result of the Change of Control and be distributed in accordance with Rule 7.1 and/or any Purchased Shares shall be withdrawn from the Plan and transferred or sold in accordance with Rule 7.2 within 90 days of the Change of Control. With effect from the date of the Change of Control, no further contributions of Contribution Amount will be made and any cash dividends payable in relation to Purchased Shares will not be used to acquire further Purchased Shares. For the avoidance of doubt, no Matching Award will be granted by reference to any Purchased Shares withdrawn before the Award Date.

7.	Settlement of Matching Awards, transfer and sale of Shares

7.1	Settlement of Matching Awards: A Matching Award will be settled in accordance with this Rule 7.1 within two and a half months following the Vesting Date.

7.1.1	Subject to Rule 7.3, a Matching Award will be settled by a distribution by the Plan Administrator of the number of Shares in the Matching Award to either a Participant’s employee account or to an account established by the Plan Administrator for a Participant, which may be an account held with an entity outside DB.

7.1.2	In the case of settlement following the death of a Participant, prior to settling the Matching Award in accordance with this Rule 7.1, the Committee may require the duly appointed representative of the deceased Participant to produce such evidence as the Plan

Administrator may require in order to establish that the representative is entitled to receive the Shares.

7.2	Transfer and sale of Shares: A Participant must provide details of their bank account and any personal custody account at any time before the Vesting Date of a Matching Award or the withdrawal of Purchased Shares in accordance with these Rules, by notice in writing or via the intranet to the Plan Administrator. Following settlement of a Matching Award as described in Rule 7.1 or the withdrawal of Purchased Shares, a Participant may direct the transfer of the Shares to his personal custody account or the sale of the Shares and transfer of the proceeds to his bank account, subject to Rule 7.3 and in accordance with the terms governing his account, DB compliance department rules that are in effect from time to time and such rules, laws and regulations as may be applicable to the holding of the settled Shares by the Participant.

7.3	Tax and social security contributions: DB or the Plan Administrator may withhold such amounts and make such arrangements as the Plan Administrator considers necessary to meet any liability to taxation or social security contributions in respect of an Award. These arrangements may include the sale or reduction in number of any Shares on behalf of a Participant or withholding the necessary amounts from the Participant’s monthly Salary. If any liability to taxation or social security contributions is due on the vesting of an Award under Rule 5, the Plan Administrator may sell on behalf of the Participant any Shares to be received by a Participant in respect of an Award and distribute the proceeds of such sale, less any applicable withholdings, to the Participant.

7.4	Residual cash: Any residual cash following the sale or reduction in number of Shares under Rule 7.3 will be settled by the Plan Administrator by a cash payment through local payroll to the Participant or in any other way the Plan Administrator sees fit.

8.	Termination of the Plan and Amendment of Awards

8.1	Termination: The Committee may terminate the Plan at any time at its discretion. Awards made before the termination of the Plan will remain outstanding and will continue to be subject in all respects to the Rules.

8.2	Amendment: The Committee may amend the Plan at any time in any way at its discretion provided that the Committee may not materially adversely affect a Participant’s existing Award without his consent. The Committee may at any time in its discretion accelerate the settlement of a Participant’s Award or replace it with an award of cash or other assets, or take such other steps as it decides are appropriate.

9.	Changes in Capitalisation

If any change shall occur in the share capital of Deutsche Bank AG on account of a merger, reorganisation, extraordinary stock dividend, stock split or similar changes, the Plan Administrator shall make such appropriate adjustments as are determined by the Committee to be necessary or appropriate to prevent enlargement or dilution of rights.

10.	General

10.1	No Guarantee of Benefits:

10.1.1	The granting of an Award is at the sole discretion of the Committee. The Committee is not obliged to make any Matching Award, or permit any Purchased Shares to be acquired or any Matching Award to be made, in the future or to allow employees of DB to participate in the Plan or any successor plan or other plans even if an Award has been made previously.

10.1.2	Nothing in these Rules shall be construed as an obligation or a guarantee by DB, the Committee or the Plan Administrator with respect to the value of an Award.

10.1.3	Nothing contained in these Rules constitutes a guarantee by DB, the Committee or the Plan Administrator that the assets of DB will be sufficient to pay any benefit or obligation under the

Plan. No Participant or other person shall have any right to receive a benefit under the Plan except in accordance with the terms of the Plan.

10.1.4	An Award shall not, except as may be required by tax law, constitute remuneration for pension or other purposes.

10.1.5	Any Participant who ceases to be an employee of a DB Participating Entity as a result of the termination of his employment for any reason whatsoever, whether lawfully or unlawfully, shall not be entitled and shall be deemed irrevocably to have waived any entitlement by way of damages for breach of contract, or by way of compensation for loss of office or employment or otherwise to any sum, Shares or other benefits to compensate him for the loss or diminution in value of any actual or prospective rights, benefits or any expectations in relation to any Award or the Plan.

10.2	No Enlargement of Participant Rights: The establishment of the Plan, the acquisition of Purchased Shares and the making of a Matching Award shall not be construed as an employment agreement and does not give any Participant the right to be retained in the employment of DB and does not impede the ability of a Participant’s employer to terminate a Participant’s employment with DB. No communications concerning the Plan form part of a Participant’s terms and conditions of employment or any employment agreement with DB.

10.3	Severability: The invalidity or non-enforceability of any one or more provisions of these Rules shall not affect the validity or enforceability of any other provision of these Rules, which shall remain in full force and effect.

10.4	Limitations on Liability: Neither DB, the Committee, the Plan Administrator nor any person acting as an employee, agent or officer of DB, the Committee or the Plan Administrator shall be liable to any Participant, former employee or any beneficiary or other person for any claim, loss, liability or expense incurred in connection with the Plan.

10.5	Claims by Participants: Any claim or action of any kind by a Participant or duly appointed representative with respect to the Plan, including any arbitration or litigation filed in a court of law, must be brought within one year from the date that settlement of a Participant’s Award was made, unless such a time restriction is barred or limited, or a different time restriction is imposed, by law by the jurisdiction in which a Participant is employed or was resident at the Vesting Date, in which case the limitation provided by such local law will apply.

10.6	No Trust or Fund Created: Neither the Plan nor any agreement made under the Plan shall create or be construed as creating a trust or separate fund of any kind or a fiduciary relationship between DB and a Participant or any other person, except to the extent necessary or desirable to facilitate the holding of Shares on behalf of any Participant at any time before they are transferred or sold in accordance with Rule 7.2. To the extent that any person has acquired a right to receive payments from DB pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of DB.

10.7	Compliance: The acquisition of Purchased Shares and the making of a Matching Award and its settlement are subject to any approvals or consents required under any applicable laws, regulations or governmental authority, the requirements of any exchange on which Shares are traded and any regulations adopted by the DB compliance department. The sale of DB Shares by current employees requires a mandatory Compliance pre-approval in most locations before submitting a request to sell. Reference for more details is made to the Compliance website: http://eps.lrc.intranet.db.com/lrc/en/divisions/compliance.html

10.8	Data protection: By participating in the Plan a Participant consents to the holding and processing of personal data provided by a Participant to DB or the Plan Administrator for all purposes relating to the operation of the Plan. These include but are not limited to: (i) administering and maintaining Participant records; (ii) providing information to brokers or other third parties involved in the administration of the Plan; and (iii) transferring information about a Participant to a country or territory outside the European Economic Area which may not provide the same level of statutory protection for their information.

10.9	Entire Understanding: These Rules govern Awards made under the Plan. These Rules prevail over any agreement, arrangement or communication, whether oral or written, relating to the Purchased Shares or Matching Award. To the extent that there is any inconsistency between these Rules and any other communications, these Rules prevail.

11.	Notices

Notices to DB or the Plan Administrator may be delivered in person or sent by mail to the following address (or to such other mail or email address as the Plan Administrator may notify):

Plan Administrator Deutsche Bank Global Share Purchase Plan Postfach 200143 60605 Frankfurt am Main

Notices to a Participant may be delivered in person to him at his place of work or to his home address according to the records of his employing company or to any electronic address which according to the records of his employing company is used by him.

12.	Applicable Law and Arbitration

Interpretation of these Rules shall be governed by and construed in accordance with the laws of England to the exclusion of the rules on the conflict of laws. All disputes concerning the Plan or any Purchased Shares or Matching Award shall be subject to the exclusive jurisdiction of the courts of England and Wales.

13.	Effective Date
The effective date of this document is 1 November 2010. As of this date, these Plan Rules apply to all awards granted under this Plan until Plan Rules are issued with a later effective date which will supercede and replace these Plan Rules.

Schedule 1 – United States of America Taxpayers
This schedule (“Schedule 1”) modifies the provisions of the Deutsche Bank Global Share Purchase Plan, as such may be amended from time to time (the “Plan”). The provisions of this Schedule 1 (i) apply only with respect to Participants who are subject to federal taxation in the United States of America and (ii) supersede any contrary provisions contained in the Plan and any document evidencing an Award.
Except as expressly modified herein, all terms and conditions of the Plan are incorporated into this Schedule 1 as if first set forth herein. Any capitalized terms contained but not defined in this Schedule 1 shall have the meaning provided in the Plan.
Effective from and after the date hereof, and pursuant to its authority under Rule of the Plan, the Committee hereby amends the Plan with the intent that the Plan be compliant with Section 409A and Section 457A as follows:
1.	Definitions. The following definitions are added to Rule 2 of the Plan:

“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and any regulations promulgated or U.S. Treasury Department or U.S. Internal Revenue Service guidance issued thereunder, as may be in effect from time to time.

“Section 457A” means Section 457A of the U.S. Internal Revenue Code of 1986, as amended, any regulations promulgated or U.S. Treasury Department or U.S. Internal Service guidance issued thereunder, as may be in effect from time to time.

The definition of Total Disability in Rule 2 is replaced with the following provision:

Total Disability” means either (a) a medically determinable physical or mental impairment (i) that can be expected to either (1) result in death, or (2) last for a continuous period of not less than 12 months and (ii) as a result of which, the Participant either (1) becomes unable to engage in any substantial gainful activity or (2) receives income replacement benefits for a period of not less than 6 months under a long-term disability plan covering U.S. employees of the DB Group; or (b) the Participant is deemed Totally Disabled and eligible to receive disability benefits from the U.S. Social Security Administration.

The definition of Retirement in Rule 2 is replaced with the following provision:

“Retirement” means, for the purposes of the Plan, the actual date of retirement by a Participant, or on after age 65, or retirement as a result of Total Disability.

2.	Administration. The following Rules 3.3 and 3.4 are added to Rule 3 of the Plan:
3.3	Section 409A: The Plan and any document evidencing an Award are intended to comply with Section 409A and shall be interpreted, operated and administered accordingly; provided, that, for purposes of the foregoing, references to a term or event (including any authority or right of any DB Group company or a Participant) being “permitted” under Section 409A shall mean that the term or event will not cause the Award to be subject to taxation under Section 409A.

3.4	Section 457A: Each Award is intended not to be treated as compensation which is deferred for purposes of Section 457A, in accordance with Section 457A(d)(3)(B) of the U.S Internal Revenue Code of 1986, as amended.
Awards. The following clause (vi) is added to Rule 4.1.6:

(vi) an approved leave of absence, other than an approved leave of absence that would constitute a “separation from service” for the purposes of Section 409A.
The following is inserted in Rule 4.1.4 of the Plan between the first sentence and the second sentence:

The Shares shall be purchased on the Frankfurt Stock Exchange at the Deutsche Bank share price at the time of the purchase and shall not be purchased at a discount.

3.	Leaving Employment. The first two paragraphs of Rule 5 are replaced with the following provisions:

5.	Leaving employment

If a Participant ceases to be employed by any DB Participating Entity prior to the Vesting Date specified under Rule 4.1.1(vi), he will forfeit a Matching Award without any claim for compensation, unless either (a) he continues to be employed by a company in the DB Group (i.e. a non DB Participating Entity) or (b) he ceases employment for one of the following reasons:
(i)	termination by DB without Cause;

(ii)	redundancy;

(iii)	Agreed Termination;

(iv)	the sale or transfer outside of the DB Group of the DB business or division in which the Participant worked on the Award Date;

(v)	Retirement;

(vi)	death or Total Disability of the Participant; or

(vii)	an approved leave of absence constituting a “separation from service” for the purposes of Section 409A.
Where a Participant ceases to be employed by any DB Participating Entity but continues to be employed by a company in the DB Group or ceases employment for one of the reasons specified above, to be determined by the Committee in its sole discretion, and such cessation constitutes the Participant’s “separation from service” for the purposes of Section 409A, the Matching Award shall vest on the cessation of employment and be distributed in accordance with Rule 7.1.

4.	Change of Control. The first sentence of Rule 6 is deleted in its entirety.

5.	Settlement of Matching Awards. Rule 7.1 is replaced with the following provision:
Settlement of Matching Awards: A Matching Award will be settled in accordance with this Rule 7.1 on a date that is within two and a half months following the Vesting Date and determined by the Plan Administrator in its sole discretion. Notwithstanding the foregoing, a Participant who is subject to Section 457A and who is either eligible for Retirement on the date a Matching Award is granted to him/her or who becomes eligible for Retirement during the year in which such date occurs will realize any taxable income in respect of his/her Matching Award no later than December 31 of the year following the year in which such date occurs.
6.	Termination of the Plan and Amendment of Awards. Rule 8.2 is replaced with the following provision:

Amendment: Subject to the requirements of Section 409A, the Committee may amend the Plan at any time in any way at its discretion provided that the Committee may not materially adversely affect a Participant’s existing Award without his consent. Subject to the requirements of Section 409A, the Committee may at any time in its discretion accelerate the settlement of a Participant’s Award or replace it with an award of cash or other assets, or take such other steps as it decides are appropriate.